CONFIDENTIAL
FOR COMMISSION USE ONLY

HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243

January 29, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	HealthSouth Corporation Registration Statement on Form S-4, Originally Filed January 29, 2016, File No. 333-209178

Ladies and Gentlemen:

HealthSouth Corporation (the “Company”) along with the other registrants listed therein (each, a “Guarantor” and collectively, the “Guarantors” and, together with the Company, the “Registrants”) have filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the Company’s offer (the “Exchange Offer”) to exchange (i) up to $350,000,000 aggregate principal amount of the Company’s 5.75% Senior Notes due 2024 (the “New 2024 Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of the Company’s outstanding unregistered 5.75% Senior Notes due 2024 (the “Outstanding 2024 Notes”); and (ii) up to $350,000,000 aggregate principal amount of the Company’s 5.75% Senior Notes due 2025 registered under the Securities Act (the “New 2025 Notes” and, together with the New 2024 Notes, the “New Notes”) for a like principal amount of the Company’s outstanding unregistered 5.75% Senior Notes due 2025 (the “Outstanding 2025 Notes” and, together with the Outstanding 2024 Notes, the “Outstanding Notes”). The obligations of the Company under the New Notes will be guaranteed by the Guarantors as described in the Registration Statement.

This letter is to supplementally advise the Commission that the Registrants are registering the Company’s Exchange Offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Company, on behalf of itself and the Guarantors, hereby represents that they and their affiliates have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of each Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company, on behalf of itself and on behalf of the Guarantors, hereby represents that they will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and (ii) if such person is a broker-dealer who acquired Outstanding Notes for its own account as a result of market-making activities or other trading activities and who receives New Notes pursuant to the Exchange Offer, such person may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer). The Company, on behalf of itself and on behalf of the Guarantors, acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company on behalf of itself and on behalf of the Guarantors also hereby represents that they will include in the Letter of Transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

The Company on behalf of itself and on behalf of the Guarantors also hereby represents that they will include in the Letter of Transmittal to be executed by the exchange offeree a representation to the effect that, by accepting the Exchange Offer, the exchange offeree represents to the Registrants that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

Sincerely,

HealthSouth Corporation

By:     /s/ John P. Whittington
Name:    John P. Whittington
Title:    General Counsel and Corporate Secretary